UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-14905

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE LUBRIZOL CORPORATION AGE-WEIGHTED DEFINED CONTRIBUTION PLAN

29400 Lakeland Boulevard

Wickliffe, Ohio 44092-2298

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

THE LUBRIZOL CORPORATION AGE-WEIGHTED

DEFINED CONTRIBUTION PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and the Employee Benefits Administrative Committee

    of The Lubrizol Corporation Age-Weighted Defined Contribution Plan

Wickliffe, Ohio

We have audited the accompanying statements of net assets available for benefits of The Lubrizol Corporation Age-Weighted Defined Contribution Plan (the “Plan”) as of December 31, 2016 and 2015 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Maloney + Novotny LLC

Cleveland, Ohio

June 15, 2017

THE LUBRIZOL CORPORATION AGE-WEIGHTED

DEFINED CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(dollars in thousands)

	December 31,
	2016	2015
ASSETS:
Investment in Master Trust:
Investments at fair value	$17,353	$10,045
Investments at contract value	671	355

Total investment in Master Trust	18,024	10,400

Contributions receivable	8,644	6,592

NET ASSETS AVAILABLE FOR BENEFITS	$26,668	$16,992

The accompanying notes are an integral part of these financial statements

THE LUBRIZOL CORPORATION AGE-WEIGHTED

DEFINED CONTRIBUTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(dollars in thousands)

	Years Ended December 31,
	2016	2015
ADDITIONS:
Net investment gain (loss) from Master Trust	$1,569	$(246)
Employer contributions	8,644	6,592

Total additions	10,213	6,346

DEDUCTIONS:
Distributions to participants	537	388

Total deductions	537	388

INCREASE IN NET ASSETS	9,676	5,958

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of the year	16,992	11,034

NET ASSETS AVAILABLE FOR BENEFITS—End of the year	$26,668	$16,992

The accompanying notes are an integral part of these financial statements

THE LUBRIZOL CORPORATION AGE-WEIGHTED

DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2016 AND 2015

1.	DESCRIPTION OF THE PLAN

The following brief description of The Lubrizol Corporation Age-Weighted Defined Contribution Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Lubrizol Corporation (the “Company”) established the Plan for employees hired, transferred, re-hired or transferred into non-bargained status on or after January 1, 2010. Employees in such categories prior to January 1, 2010 became participants in The Lubrizol Corporation Pension Plan. The Plan provides employees of the Company and its participating subsidiaries with retirement benefits funded by participating employers’ annual Company contributions. The Plan is subject to the reporting and disclosure requirements, the vesting standards and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective January 1, 2015 employees of Chemtool Incorporated became participants in the Plan and were given service credit for vesting purposes equal to the amount of vesting service under The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan.

Administration—The Plan is administered by the Employee Benefits Administrative Committee (the “Committee”), which is appointed by the Management Advisory Committee (the “MAC”) of the Company. The Committee’s powers and duties relate to the issuance of interpretive rules and regulations in accordance with the Plan document, including determination of the method and timing of benefit distributions and authorization of disbursements from the Plan.

The Plan is a participating plan in The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan Trust (“Master Trust”) along with The Lubrizol Corporation Employees’ Profit Sharing and Savings Plan (the “Savings Plan”). The assets of the above plans are part of the Master Trust.

The Retirement and Savings Plans Investment Committee (the “Investment Committee”), which is also appointed by the MAC, reviews the investment policies and procedures for the Plan; it also monitors the performance of, and fees and expenses charged by, the investment alternatives offered under the Plan to ensure consistency of the investment alternatives with the Plan’s investment policies; approves changes to the investment alternatives offered under the Plan; monitors the asset levels of the Master Trust: and appoints and may remove the Trustee for the Master Trust. The assets within the Master Trust are maintained and administered by the Plan’s Trustee, Voya Institutional Trust Company and the Plan’s recordkeeper, Voya Institutional Plan Services. The Plan document and trust agreement provide that the Trustee of the Plan shall hold, invest, reinvest, manage, and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries. Each plan (the Plan and the Savings Plan) has the ability to direct its own investments within the Master Trust.

Participation and Contributions—All regular employees of the Company and participating subsidiaries hired, transferred, re-hired or transferred into non-bargained status (or bargained status that provides for participation in the Plan) on or after January 1, 2010 are eligible for participation on the first day of covered employment.

The Company contributes an annual amount (“Company Contribution”) to the Plan. The Company Contribution is determined according to the rules contained in the Plan document and is allocated to each participant’s account based upon the year-end compensation and age of the employee, as defined in the Plan document. The maximum eligible compensation set by the Internal Revenue Service for purposes of allocating Company Contributions was $265,000 for 2016 and 2015.

The following table shows the percentage of compensation the Company will contribute to a participant’s account.

Participant’s age on last day of plan year	Contribution percentage (*)
Under Age 36	3.00%
36 – 40	3.75%
41 – 45	4.50%
46 – 50	5.25%
51 – 55	6.00%
56 - 60	6.75%
Age 61 and Older	7.50%

* Except that the contribution percentage for a Plan Year for a participant who is an employee of Chemtool Incorporated as of the last day of the Plan Year is 1.00%, regardless of the participant’s age on the last day of the Plan Year.

The Plan does not accept rollover contributions, including Roth rollover contributions or transferred contributions from certain other tax-qualified plans.

Participant Accounts—Each participant’s account is credited with an allocation of the Company Contribution, income from investments, gains or losses on sales of investments, appreciation or depreciation in the market value of investments and expenses, if any. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment of Contributions—Participants elect investment of the Company Contribution in one or more of the Plan’s investment funds in 1% increments. A participant may elect to change his or her investment elections as to future Company Contributions and may also elect to reallocate once daily a portion or all of past Company Contributions among the available investment funds in increments of 1% of the total amount to be reallocated. Participants may also elect to invest Company Contributions, up to 50% of their vested account balance, in one or more mutual funds through a self-directed brokerage account.

If an employee does not make an investment election, the Company Contribution will be deposited in the target retirement fund with the date that most closely matches a retirement age of 65, which meets the Department of Labor’s definition as a “qualified default investment alternative.”

Vesting and Distributions—Active participants vest in the Company Contribution at a rate of one third for each full year of eligible service and become 100% vested after three years. The participant also will become 100% vested if his or her participation in the Plan ends due to retirement on or after age 55, total and permanent disability, or death.

Participants may request an in-service distribution upon attainment of age 59-1/2. Upon attainment of age 55, vested active participants may request an in-service distribution. If a distribution is made prior to age 59-1/2, it must be in the form of monthly, quarterly or annual installments over a fixed period of time not to exceed the lifetime of the participant. These installments may be adjusted in the year a participant reaches age 59-1/2 or becomes disabled. Hardship withdrawals are not allowed under the Plan.

When a participant’s employment terminates, his or her vested account balance may be distributed in a single lump sum. Participants may also elect installment distribution payments or partial withdrawals of their vested account balance. Amounts distributed from the Berkshire Hathaway Class B Stock Fund are paid in the form of Class B shares of Berkshire Hathaway or their cash equivalent.

Forfeited Accounts—Forfeited nonvested accounts are used to reduce future Company contributions. In 2016 and 2015, the forfeiture balance at year end totaled $67,434 and $33,488, respectively. Subsequent to year end 2016 and 2015, $67,000 and $30,000 of the forfeiture balance, respectively, was used to reduce Company contributions and is netted with the respective year’s contribution receivable balance.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—Each fund of the Plan is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

New Accounting Pronouncements –In February 2017, the FASB issued ASU No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting. ASU No. 2017-06 removes the requirement to disclose the percentage interest of a master trust in which a plan holds a divided interest, and requires that plans disclose the dollar amount of their interest in each general type of assets and liabilities within the master trust. The effective date of the ASU is for fiscal years beginning after December 15, 2018; however, early adoption is permitted. The Plan has not early adopted, and believes that this standard will not have a significant effect on its financial statements.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments—Investments are reported at fair value other than the guaranteed investment contracts (“GICs”) included in the Stable Value Fund which are stated at contract value, which is equivalent to cost plus reinvested interest. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on a cash basis. Dividends are recorded on the ex-dividend date. Net investment gain (loss) includes gains and losses on investments bought and sold as well as held during the year.

The value of all funds and the interests of participants under each fund are calculated on a daily basis based on the best information available, which may include estimated values. See Note 5 for discussion of fair value measurements.

Expenses—No fees are charged to participants for Plan administrative and operating expenses. Plan administrative and operating expenses are paid directly by the Company or through revenue-sharing by the Plan’s investment funds. The Company monitors the payments received by the Plan service providers to ensure that they are used properly for qualifying plan administrative and operating expenses. The Company reserves the right to initiate charges to participants for Plan administrative and operating costs in the future.

A redemption fee of 1% is imposed by the Fidelity Advisors Diversified International Fund on money transferred out of the fund less than 30 days following a transfer of money into the fund. If expedited mailing of a distribution check is requested, a $50.00 fee is charged to the participant’s account.

A participant who invests in the self-directed brokerage account is charged a $50.00 annual fee which is deducted quarterly ($12.50 per quarter) from the participant’s account. In addition, any mutual fund investment purchased or sold through the self-directed brokerage account may carry with it additional fees. The TD Ameritrade Fee Schedule provided to participants details such fees including a redemption fee of $49.99 for almost any mutual fund investment that is not held for at least 90 days.

Payment of Benefits—Benefits are recorded when paid.

Reclassifications—Certain prior year amounts have been reclassified to conform to the current year presentation.

3.	DESCRIPTION OF THE INVESTMENT FUNDS

The Plan offers various investment alternatives, maintains separate accounts for each participant, and invests contributions and earnings, as required by the Plan or as directed by each participant, in one or more of the following funds:

The Stable Value Fund invests in stable value investment contracts, issued by banks, insurance companies and other financial institutions and a diversified portfolio of fixed income instruments including U.S. Government and agency securities, mortgage-backed securities, asset-backed securities, corporate bonds, interest rate futures and options. Goldman Sachs Asset Management manages the investment of the Fund.

The Core Fixed Income Fund invests in a mutual fund, the Baird Aggregate Bond Fund. The fund invests in fixed income instruments including U.S. Government and corporate bond securities, mortgage and asset-backed securities, U.S. dollar and non-U.S. dollar denominated securities of non-U.S. issuers.

The Target Retirement Income Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 65% fixed income and 35% in equities, real estate and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk for a retired participant or a participant who anticipates retiring in the near-term.

The Target Retirement 2020 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 45% fixed income and 55% in equities, real estate and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2020.

The Target Retirement 2030 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 26% fixed income and 74% equities and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2030.

The Target Retirement 2040 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 14% fixed income and 86% equities and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2040.

The Target Retirement 2050 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 10% fixed income and 90% equities and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2050.

The Target Retirement 2060 Fund is an actively managed collective trust fund by State Street Global Advisors and invests in a combination of U.S. and international equity securities, fixed income securities, alternative investments such as real estate securities index funds and commodity index funds and cash with a current target asset allocation of 10% fixed income and 90% equities and commodities. The fund’s objective is to allocate its assets across multiple asset classes while seeking to achieve the appropriate level of risk given a participant’s anticipated retirement date in or within a few years of 2060.

The Large Cap Core Equity Passive Fund invests in a collective trust fund, the State Street S&P 500 Index Fund maintained by State Street Global Advisors, which invests in the common stocks included in the Standard & Poor’s 500 Index, futures contracts and other derivative securities. The fund’s objective is to closely replicate the performance of the common stocks included in the Standard & Poor’s Composite Stock Price Index.

The Large Cap Value Equity Passive Fund invests in a collective trust fund, the State Street Russell Large Cap Value Index Fund maintained by State Street Global Advisors, which invests in the common stocks included in the FTSE Russell 1000 Value Index, futures contracts and other derivative securities. The fund’s objective is to closely replicate the performance of the Russell 1000 Value Index.

The Large Cap Growth Equity Passive Fund invests in a collective trust fund, the State Street Russell Large Cap Growth Index Fund maintained by State Street Global Advisors, which invests in the common stocks included in the FTSE Russell 1000 Growth Index, futures contracts and other derivative securities. The fund’s objective is to closely replicate the performance of the Russell 1000 Growth Index.

The Mid Cap Value Equity Fund invests in a mutual fund, the Vanguard Selected Value Fund, which invests in equity securities that are believed to be undervalued.

The Mid Cap Growth Equity Fund invests in a mutual fund, the MassMutual Select Mid Cap Growth Equity Fund, which invests primarily in securities of companies that are believed to have above-average earnings growth potential.

The Small Cap Value Equity Fund invests in a mutual fund, the DFA US Small Cap Value Fund. The fund invests primarily in a portfolio of common stocks of small capitalization companies that are believed to be undervalued versus their peer group and have the greatest potential for significant appreciation.

The Small Cap Growth Equity Fund invests in a mutual fund, the Hartford Small Cap Growth HLS Fund, that invests primarily in a portfolio of common stocks of small market capitalization companies which are believed to have superior growth potential.

The International Core Equity Fund invests in a mutual fund, the Fidelity Advisors Diversified International Fund Z, which invests in a diversified portfolio of common stocks and other equity-like securities of issuers domiciled outside the United States.

The International Small Cap Equity Fund invests in a mutual fund, the Templeton Institutional Foreign Smaller Companies Fund. The fund invests primarily in a diversified portfolio of equity securities with small market capitalizations that are traded principally in markets outside the United States.

The Emerging Markets Equity Fund invests in a mutual fund, the DFA Emerging Markets Core Equity Fund, which invests in a diversified portfolio of equity securities of issuers domiciled in the Emerging Markets.

The Berkshire Hathaway Class B Stock Fund became effective on April 1, 2015. The fund consists of Class B shares of Berkshire Hathaway and temporary investments in the State Street Government Short Term Fund.

The self-directed brokerage account is a brokerage account offered in the Plan and provided through TD Ameritrade. It gives participants access to more than 13,000 mutual funds (of which more than 2,100 are no-load, no-transaction-fee (NTF) mutual funds). Unlike the Plan’s current investment options, transaction fees and operating expense fees generally apply to the mutual funds available through the self-directed brokerage account.

Participants may invest up to 50% of their total vested Plan account balance through the self-directed brokerage account. The minimum initial transfer into the self-directed brokerage account must be $1,000 per account. The mutual fund participants selection may also require a minimum investment. An investment in the self-directed brokerage account must come from a current Plan balance through a funds transfer; participants cannot elect to directly invest future contributions into the self-directed brokerage account.

Effective July 1, 2015 no more than 50% of a participant’s future investment elections may be invested in the Berkshire Hathaway Class B Stock Fund.

See Note 10 for subsequent events.

4.	INVESTMENT CONTRACTS WITH THIRD PARTIES

The Plan has an investment contract with Goldman Sachs Asset Management through which both traditional and synthetic GICs are held in the Plan’s Stable Value Fund. Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. A separate account GIC is similar to a traditional GIC except investments are segregated in separate accounts maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The crediting rate on this product will reset periodically but will not have an interest rate of less than 0%.

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals from the Stable Value Fund. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased but will not be less than 0%.

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit-responsive payments will be made for participant-directed withdrawals from the Stable Value Fund. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract and the market yield, market value and average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together but will not be less than 0%.

Withdrawals and transfers resulting from certain events, including employer initiated events and changes in the qualification of the Plan, may limit the ability of the Stable Value Fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan administrator does not believe that the occurrence of any event that would limit the Plan’s ability to transact at book or contract value is probable. All contracts are fully benefit-responsive.

The components of the Stable Value Fund held within the Master Trust (at contract value) as of December 31, 2016 and 2015 are as follows (in thousands):

	2016	2015
Traditional GICs	$7,319	$13,021
Synthetic GICs	208,569	184,120
Cash and equivalents	5,628	13,254

Total	$221,516	$210,395

5.	INTEREST IN THE LUBRIZOL CORPORATION EMPLOYEES’ PROFIT SHARING AND SAVINGS PLAN TRUST

The Plan’s investments are held in a Master Trust for the investment of assets of the Plan and the Savings Plan. The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated expenses. The Plan’s interest in the net assets of the Master Trust was 1.53% at December 31, 2016 and 0.96% at December 31, 2015. Investment income and expenses within the Master Trust are allocated to the individual plans based on the underlying individual participants’ activity and account balances.

The Plan estimates the fair value of investments in the Master Trust using available market information and generally accepted valuation methodologies. Fair value is defined as the price that would be received to sell an asset or would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are classified into three levels: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for assets of the Master Trust measured at fair value:

•

Berkshire Hathaway Class B stock fund: Class B shares of Berkshire Hathaway (Symbol BRK-B) are valued at the closing price as reported on the New York Stock Exchange. The fund also consists of temporary investments in the State Street Government Short Term Fund for liquidity purposes and is therefore classified within Level 2 of the valuation hierarchy.

•	Mutual funds: Valued at the net asset value (“NAV”) as reported on various stock exchanges and classified within Level 1 of the valuation hierarchy.

•	Self-directed brokerage accounts: Valued at the NAV as reported on various stock exchanges and classified within Level 1 of the valuation hierarchy.

•

Common collective trust funds: Valued using the NAV provided by the administrator of the trust and classified within Level 2 of the valuation hierarchy. The NAV is based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. There have been no changes in the methodologies used at December 31, 2016 and 2015. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the investments of the Master Trust as of December 31, 2016 (in thousands):

	Level 1	Level 2	Level 3	Total
Berkshire Hathaway Class B stock fund	$-	$66,338	$-	$66,338
Mutual funds	220,971	-	-	220,971
Self-directed brokerage accounts	5,846	-	-	5,846
Common collective trust funds	-	666,562	-	666,562

Total	$226,817	$732,900	$-	$959,717

Total investments of the Master Trust as of December 31, 2016 (in thousands):

Investments at fair value	$959,717
Investments at contract value	221,516

Total	$1,181,233

Activity of the Master Trust for the year ended December 31, 2016 (in thousands):

Net appreciation in fair value of investments	$83,046
Interest and dividends	7,354
Net transfers	7,067

Total	$97,467

The following table sets forth by level, within the fair value hierarchy, the investments of the Master Trust as of December 31, 2015 (in thousands):

	Level 1	Level 2	Level 3	Total
Berkshire Hathaway Class B stock fund	$-	$59,672	$-	$59,672
Mutual funds	210,703	-	-	210,703
Self-directed brokerage accounts	4,628	-	-	4,628
Common collective trust funds	-	598,368	-	598,368

Total	$215,331	$658,040	$-	$873,371

Total investments of the Master Trust as of December 31, 2015 (in thousands):

Investments at fair value	$873,371
Investments at contract value	210,395

Total	$1,083,766

Activity of the Master Trust for the year ended December 31, 2015 (in thousands):

Net appreciation in fair value of investments	$(21,464)
Interest and dividends	9,431
Net transfers	(1,092)

Total	$(13,125)

6.	RISKS AND UNCERTAINTIES

The Master Trust holds various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

7.	PARTY-IN-INTEREST TRANSACTIONS

The Plan, through the Master Trust, invests in Class B shares of Berkshire Hathaway within the Berkshire Hathaway Class B stock fund. During the years ended December 31, 2016 and 2015, 142,760 and 160,238 Class B shares, respectively, of Berkshire Hathaway at a cost of $20,361,682 and $23,026,071 respectively, were purchased within the fund. All purchased shares were acquired at the then current market value on the open market. In addition, during the years ended December 31, 2016 and 2015, the fund sold or distributed to participants 192,582 and 188,407 Class B shares, respectively, of Berkshire Hathaway and received proceeds of $27,161,894 and $26,680,577 respectively. The realized gains on these sales were $2,333,837 and $3,932,252 for 2016 and 2015, respectively.

8.	TAX EXEMPT STATUS

The Plan obtained its latest determination letter dated August 24, 2011, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of Section 401 of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. However, the Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require such recognition or disclosure in the financial statements. As of December 31, 2016, the Plan’s tax years from 2013 and thereafter remain subject to examination by the IRS, as well as by other applicable taxing authorities.

9.	PLAN TERMINATION

The Plan was adopted with the expectation that it will continue indefinitely. The Board of Directors of the Company may, however, terminate the Plan at any time. In addition, the Board of Directors of any subsidiary may withdraw such subsidiary from the Plan at any time. In the event of termination of the Plan, all participants immediately will become fully vested in the value of their account balances.

10.	SUBSEQUENT EVENTS

The following fund change is scheduled to become effective August 1, 2017:

• Fund removed from the Plan’s fund line-up:

o The Franklin Templeton International Smaller Co. Fund (ticker symbol TFSCX)

• Fund added to the Plan’s fund line-up:

o Vanguard International Explorer Fund (ticker symbol VINEX)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE LUBRIZOL CORPORATION AGE-WEIGHTED DEFINED CONTRIBUTION PLAN

Date: June 15, 2017	By:	/s/ Thomas J. Tercek
Thomas J. Tercek
Chair, Employee Benefits Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm